UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(65) 8304 8372

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Private Placement Financing

On March 10, 2025, High-Trend International Group (the “Company” or the “Registrant”) closed a private placement with a company owned by Mr. Dong Zhang, the co- founder of the Company. Mr. Zhang, though his company, Speed Wealthy Ltd., purchased 1,699,618 Class A ordinary shares of the Company in consideration for $4,452,999 ($2.62 per share, the average closing price of the ordinary shares for the preceding ten (10) consecutive trading days). This private placement transaction was approved unanimously by the board of directors of the Company.

Under the terms of the securities purchase agreement with Mr. Zhang’s company, the shares will be subject to a 36-month lock-up period, during which they may not be sold, transferred, or otherwise disposed of. The Company does not have the obligation to register the shares. The Company intends to use the proceeds from this financing for general working capital purposes.

The form of the securities purchase agreement is attached hereto as exhibit 99.1 and incorporated herein by reference.

Issuance of Press Release

On March 11, 2025, the Company issued a press release announcing the entry of the Agreement. A copy of the press release is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement
99.2	Press Release dated March 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2025	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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